EXHIBIT 99.1

Tekmira Appoints Bruce Cousins as Executive Vice President and Chief Financial Officer

VANCOUVER, B.C., Oct. 7, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that Mr. Bruce Cousins has joined Tekmira as Executive Vice President and Chief Financial Officer, effective October 7, 2013.

"Bruce is a biotech industry veteran who brings to Tekmira extensive global financial, capital markets and pharmaceutical industry experience. He joins us at a pivotal time in Tekmira's growth as we are poised to advance multiple RNAi therapeutics in clinical trials in 2014. Building upon our strong balance sheet and accomplishments to date, we are confident that we can continue to create significant, sustainable value for our shareholders. Bruce's strong financial background and past successes within the U.S. capital markets will help shape this next period of growth for Tekmira, and we welcome him to the team," said Dr. Mark J. Murray, Tekmira's President and CEO.

Mr. Cousins has over 22 years' experience both working for multi-million dollar companies and leading start-ups through to successful completion of their strategic growth plans. In 2004, Mr. Cousins joined Aspreva Pharmaceuticals and led its highly successful IPO. In 2008, he played a key leadership role in the eventual sale of Aspreva in a $915 million all-cash transaction. Prior to joining Aspreva, Mr. Cousins spent 14 years with Johnson & Johnson (J&J) working in operations and finance, both domestically and internationally. Prior to the pharmaceutical industry, Mr. Cousins was a chartered accountant with Deloitte & Touche. More recently, Mr. Cousins has spent the past few years in the renewable energy sector, and from 2011 to 2013 he was Chief Executive Officer of Carmanah Technologies Corporation, a TSX-listed company. Mr. Cousins completed a Bachelor of Commerce degree from McMaster University in 1987 and received a Chartered Accountant designation in 1989.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; ongoing plans to advance therapeutics into multiple clinical trials; and expanding Tekmira's pipeline of proprietary products in order to bring new treatments to patients and maximize value for shareholders.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer and infectious diseases; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the time required to complete research and product development activities; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer and infectious diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca